UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

EPR Properties

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

26884U109

(CUSIP Number)

April 6, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 26884U109	13G

1)	NAMES OF REPORTING PERSONS CNL Lifestyle Properties, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 8,851,264
	6)	SHARED VOTING POWER -0-
	7)	SOLE DISPOSITIVE POWER 8,851,264
	8)	SHARED DISPOSITIVE POWER -0-
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,851,264
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 12.0%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Item 1(a).	Name of Issuer:	EPR Properties

Item 1(b).	Address of Issuer’s Principal Executive Offices:

909 Walnut Street, Suite 200
Kansas City, MO 64106

Item 2(a).	Name of Person Filing:

This statement is being filed by CNL Lifestyle Properties, Inc. (“CLP”) with respect 8,851,265 common shares of beneficial ownership of EPR Properties (the “Issuer”) that were acquired pursuant to a Purchase and Sale Agreement dated as of November 2, 2016 by and among CLP, the Issuer and certain other parties thereto, as disclosed by CLP in a Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (Commission) on November 2, 2016. In accordance with the Purchase and Sale Agreement, the Reporting Person’s stockholders approved a sale of the remaining assets and plan of liquidation and dissolution. CLP will distribute the shares to the stockholders of record of CLP as of March 31, 2017 on or around April 20, 2017 as part of the dissolution of CLP. CLP disclaims beneficial ownership of the shares reported in this Schedule 13G.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of CNL Lifestyle Properties, Inc. is:

450 South Orange Avenue
Orlando, Florida 32801

Item 2(c).	Citizenship:

The place of organization of CNL Lifestyle Properties, Inc. is Maryland.

Item 2(d). Title of Class of Securities: Common Shares of Beneficial Interest, par value $0.01 per share

Item 2(e).	CUSIP Number:	26884U109

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned:	8,851,264

(b) Percent of class:	12.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	8,851,264

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	8,851,264

(iv) Shared power to dispose or to direct the disposition of	-0-

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The number of shares beneficially owned and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership described above is based on 73,622,652 shares of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding immediately after the issuance of the newly issued shares referred to in this Item 4, as informed to CLP by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 2(a). No stockholder of CLP will own 5% or more of the Issuer’s common shares as a result of the distribution of such shares by CLP to its stockholders as described above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2017

CNL LIFESTYLE PROPERTIES, INC.

By:	/s/ Tammy J. Tipton
Tammy J. Tipton
Chief Financial Officer

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